UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

RENN Fund Inc.
(Name of Issuer)
Common stock, par value $1.00 per share
(Title of Class of Securities)
759720105
(CUSIP Number)
Steven I. Stein
Etude Capital LLC
800 West 22nd, STE 404
Austin, TX 78705
(832) 472?3295
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
 March 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d?1(e), 240.13d?1(f) or 240.13d?1(g), check the following box.  ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d?7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities
Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

CUSIP No. 759720105

  1
NAME OF REPORTING PERSONS

 Etude Capital LLC
  2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?        (b)  ?

  3
 SEC USE ONLY
  4
SOURCE OF FUNDS

 WC
  5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ?

  6
CITIZENSHIP OR PLACE OF ORGANIZATION

 Texas
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
  7

SOLE VOTING POWER

  8

SHARED VOTING POWER

  252,902

  9

SOLE DISPOSITIVE POWER

10

SHARED DISPOSITIVE POWER

 252,902
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 252,902
12
 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
??
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 5.7%
14
TYPE OF REPORTING PERSON

 OO
CUSIP No. 759720105

  1
NAME OF REPORTING PERSONS

 Steven I. Stein
  2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?        (b)  ?

  3
 SEC USE ONLY
  4
SOURCE OF FUNDS

 AF
  5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ?

  6
CITIZENSHIP OR PLACE OF ORGANIZATION

 United States
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
  7

SOLE VOTING POWER

  0

  8

SHARED VOTING POWER

  252,902 (see Item 5)

  9

SOLE DISPOSITIVE POWER

  0

10

SHARED DISPOSITIVE POWER

  252,902 (see Item 5)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 252,902 (see Item 5)
12
 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
??
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 5.7%
14
TYPE OF REPORTING PERSON

 IN
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $1.00 per share (the ?Common Stock?) of RENN Fund Inc., a
Texas corporation (the ?Issuer?). The address of the Issuer?s principal executive offices is 8080 N. Central Expressway, Suite 210, Dallas, TX
25206.
Item 2. Identity and Background
    (a) This Schedule 13D is being filed by Etude Capital LLC, a Texas limited liability company (the ?Management Company?), and
Steven I. Stein (?Mr. Stein? and, together with the Management Company, the ?Reporting Persons?).
    (b) The principal business address of the Reporting Persons is 800 West 26th STE 404, Austin, TX 78705.
    (c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the ?Funds?), and to control the investing and trading in securities of the Funds.
The principal occupation of Mr. Stein is serving as Chief Executive Officer of the Management Company.
    (d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Stein is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
    The Funds expended an aggregate of approximately $250,372 of their own investment capital to acquire the 252,902 shares of Common
Stock held by them.
    The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms? credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4. Purpose of Transaction
    The Reporting Persons originally acquired their shares of Common Stock subject to this Schedule 13D for investment purposes. In addition to discussions with the Issuer?s Board of Directors (the ?Board?) and management team, the Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers or other persons. Any such discussions may relate to, among other things, the Issuer?s operating strategies, performance, management succession plans and corporate governance matters.
    On February 5, 2016 representatives of the Reporting Persons met with the Chief Executive Officer of the Issuer. Communications in
various capacities have been ongoing with the CEO of the issuer since that date.
    The Reporting Persons intend to continue engaging in a dialogue with members of the Board or management of the Issuer or other representatives of the Issuer. The Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers (including art market participants), or other persons. Any dialogue or communications with any of the foregoing persons may relate to potential changes of strategy and leadership at the Issuer.
    The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)?(j) of Item 4 of Schedule 13D, including (i) acquiring a control stake in the
Issuer?s shares of common stock, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, liquidation of the issuer?s assets, acquiring a material amount of the Issuer?s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer?s Board.
    The Reporting Persons intend to review their investment in the Issuer?s shares of Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer?s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock.
Item 5. Interest in Securities of the Issuer
    (a) As of 8:30 a.m., Central Standard time, on the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of
252,902 shares of Common Stock held by the Funds (the ?Shares?). The Shares represent 5.7% of the Issuer?s Common Stock outstanding.
Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 4,463,967 shares of Common
Stock outstanding as of December 31, 2015, as reported in the Issuer?s Annual Report on Form N-CSR for the annual period ended December
31, 2015, filed by the Issuer with the Securities and Exchange Commission on March 9, 2015.
    (b) Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds.
    (c) Set forth on Schedule I hereto are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting
Persons, inclusive of any transactions effected through 8:30 a.m., CST, on March 14, 2016.
    (d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
    (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Pursuant to Rule 13d?1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.
    The Funds may, from time to time, enter into and dispose of cash?settled equity swap, stock?settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.
    Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the
Reporting Persons and any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit Number   Description of Exhibits
1 Joint Filing Agreement, dated as of March 13, 2016.
2 Letter to the Issuer, dated March 14, 2016.
SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2016

 By: /s/ Steven I. Stein
    ETUDE CAPITAL LLC

   Name: Steven Stein

   Title: President, CEO

 Steven I. Stein
Date: March 14, 2016

    By: /s/ Steven Stein

      Name: Steven Stein
     ?
SCHEDULE I
This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 8:30 a.m., CST, on March 14, 2016. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

                 Date of Transaction         Shares Purchased (Sold)          Price Per Share $
2016-01-05
971
0.84
2016-01-05
1,694
0.86
2016-01-26
200
0.82
2016-01-26
400
0.84
2016-01-26
100
0.87
2016-01-26
2,300
0.90
2016-01-26
1,800
0.90
2016-01-28
300
0.90
2016-01-28
2,100
0.94
2016-01-28
300
0.95
2016-01-28
800
0.98
2016-01-29
2,000
0.99
2016-01-29
6,500
1.04
2016-01-29
700
1.04
2016-01-29
1,000
1.05
2016-02-02
3,000
1.04
2016-02-02
2,100
1.04
2016-02-02
100
1.04
2016-02-09
5,000
0.78
2016-02-09
100
0.80
2016-02-09
2,900
0.81
2016-02-09
2,100
0.83
2016-02-09
200
0.83
2016-02-09
4,235
0.80
2016-02-09
400
0.81
2016-02-10
100
0.86
2016-02-10
200
0.90
2016-02-10
200
0.91
2016-02-16
1,900
0.93
2016-02-17
500
0.91
2016-02-17
1,300
0.92
2016-02-18
500
0.91
2016-02-18
400
0.93
2016-02-18
100
0.97
2016-02-18
4,000
1.00
2016-02-18
9,600
1.00
2016-02-18
600
1.00
2016-02-18
1,800
0.96
2016-02-18
3,000
0.96
2016-02-18
5,000
0.98
2016-02-19
500
0.91
2016-02-19
2,300
0.97
2016-02-19
5,000
0.98
2016-02-19
3,000
0.98
2016-02-19
1,500
0.98
2016-02-19
2,983
0.98
2016-02-19
1,900
0.98
2016-02-25
100
0.93
2016-02-25
600
0.95
2016-02-25
4,900
0.96
2016-02-26
5,000
0.95
2016-02-29
5,000
0.95
2016-03-01
3,100
0.95
2016-03-01
3,800
0.94
2016-03-08
49,767
1.00
2016-03-08
5,000
1.04
2016-03-08
(100)
0.99
2016-03-08
(150)
0.98
2016-03-08
(200)
0.95
2016-03-08
(200)
0.95
2016-03-08
(500)
0.96
2016-03-08
500
0.99
2016-03-09
20,985
1.05
2016-03-10
6,200
1.02
2016-03-10
1,600
1.02
2016-03-10
10,000
1.03
2016-03-10
3,500
1.02
2016-03-10
3,500
1.02
2016-03-10
3,500
1.02
2016-03-10
18,200
1.02
2016-03-10
(200)
1.02
2016-03-10
2,000
1.03

       INDEX TO EXHIBITS

Exhibit Number   Description of Exhibits
1 Joint Filing Agreement, dated as of March 14, 2016
2 Letter to the Issuer, dated March 14, 2016.